30 March 2000

Ref: 28/00

BHP RELEASES FIVE YEAR FINANCIAL SUPPLEMENT

The Broken Hill Proprietary Company Limited (BHP) today released a five-year financial statistical supplement, presenting the Company’s financial results restated to a 31 December year end covering the years 1995 to 1999.

The purpose of the supplement is to assist investors in comparing BHP’s financial results with peer companies that have a 31 December year end. The supplement is available in Australian and US dollar formats. The business segment reporting in this supplement includes a simplified classification of the flat and coated products Steel businesses, as well as the non-core steel businesses.

It should be noted that on 17 December 1999, BHP announced that its financial year end will change from 31 May to 30 June with effect from 30 June 2000. Accordingly, the Company’s next profit report will be released to the Australian Stock Exchange on 4 May 2000 and will contain results for the three months ending 31 March 2000. The comparison period will be the three months ended 28 February 1999. Results for the four months ending 31 March 2000 will be included as a supplement to the release.

Following an internal reorganisation, the BHP Services business unit will cease to exist, replaced in part by the newly formed Corporate Services group. This group will have responsibility for shared business services, shared administrative services and global procurement.

The Transport and Logistics component of the former BHP Services will continue to provide services to all three businesses, but will report to Kirby Adams (President BHP Steel). Other functions, such as Insurance will report to John Fast (Chief Legal Officer), while Information Services will report to Brad Mills (Chief Strategic Officer).

Reporting of BHP Services in its current format will continue to the end of the financial year and will be restated as part of the information provided at the first quarter profit release for financial year 2001.

The supplement is available at the following web address:

Contact:

MEDIA RELATIONS: Mandy Frostick, Manager Media Relations

Ph: +61 3 9609 4157 Mob: + 61 419 546 245

Michael Buzzard Ph: +61 3 9609 3709 Mob: +61 417 914 103

INVESTOR RELATIONS: Dr Robert Porter, Vice President Investor Relations

Ph: +61 3 9609 3540 Mob: +61 419 587 456

Pierre Hirsch, BHP Investor Relations - San Francisco

Ph: (415) 774 2030

5 Year Statistical Supplement

Years ended 31 December 1995 – 1999

BHP

This document includes selected financial information restated on a calendar year basis, which has not been subject to audit review. The purpose of making such restated data available to the market is to provide data which is comparable in all material respects with similar entities having a 31 December year end.

All data presented has been prepared in accordance with Australian generally accepted accounting principles and accounting policies applying to each period, except for years ended 31 December 1995-1998 which have been restated to reflect adoption of AASB 1033: Presentation and Disclosure of Financial Instruments. Adoption of this standard resulted in certain redeemable preference shares which exhibited the characteristics of liabilities being reclassified from Outside Equity Interests to Borrowings.

The Broken Hill Proprietary Company Limited

Australian Company Number 004 028 077

Registered office

45th Floor BHP Tower - Bourke Place

600 Bourke Street Melbourne Australia

	BHP
	Five Year Performance

	Years ended 31 December		1999	1998	1997	1996	1995
	Profit and loss statistics
	Operating revenue	A$ million	21 088	22 859	24064	21 874	18 644
	Sales	A$ million	18 713	20 535	21 334	20 350	18 187
	Operating (loss)/profit after income tax, attributable to members of the BHP Entity
	- including abnormal items	A$ million	(1 810)	(1 590)	410	974	1 009
	- excluding abnormal items	A$ million	867	932	1 394	1 179	1 579
	Earnings per share (a)
	- including abnormal items	cents	(105.1)	(94.6)	25.4	64.2	74.0
	- excluding abnormal items	cents	47.7	52.2	84.4	76.8	110.1
	Return on shareholders' equity (b)
	- including abnormal items	%	(18.1)	(12.8)	2.9	7.3	7.9
	- excluding abnormal items	%	8.7	7.5	9.8	8.9	12.4
	Return on capital (c)
	- including abnormal items	%	(5.6)	(3.9)	3.3	5.7	6.1
	- excluding abnormal items	%	5.5	5.2	6.9	6.6	8.7
	Interest cover(Earnings before interest and tax) (d)
	- including abnormal items	times	(1.6)	(0.4)	2.0	2.9	4.4
	- excluding abnormalitems	times	2.8	2.4	3.2	3.2	5.3
	Interest cover (Earnings before depreciation, amortisation, interest and tax) (e)
	- including abnormal	times	1.2	1.8	4.2	5.1	7.1
	- excluding abnormal items	times	5.6	4.6	5.3	5.3	8.0
	Balance sheet statistics
	Total assets	A$ million	30 059	37 833	38 933	36 686	30 635
	Total liabilties	A$ million	19 430	24 626	23 885	22 741	17 305
	Shareholders' equity attributable to members of the BHP Entity	A$ million	9 982	12 406	14 200	13 317	12 722
	Gearing (f)%		48.4	51.5	47.5	42.2	34.9
	Net tangible assets per share
	- at year end adjusted for bonus issue	A$	5.03	6.06	6.76	6.23	6.99
	Cash flow statistics
	Operating cash flows before income tax	A$ million	4 203	3 693	3 906	4 706	4 355
	Income tax paid	A$ million	(427)	(709)	(715)	(987)	(1085)
	Fixed Asset, Investment and Exploration expenditure	A$ million	(2 215)	(4 040)	(4 799)	(7 963)	(4 086)
	Proceeds from sale of assets and investments	A$ million	1 961	1 778	2 305	820	108
	Free Cash flow	A$ million	3 522	722	697	(3 424)	(708)
	Share information
	Oustanding shares at year end (g)	000 shares	1 782 600	2 088 894	2 055 937	2 001 424	1 962 916
	Share price range
	- high	A$	20.15	16.00	19.85	19.93	19.96
	- low	A$	11.44	10.86	12.66	15.72	16.05
	Market capitalisation - at year end	A$ million	35 652	25 109	29 297	35 866	37 295
	Turnover -Australian Stock Exchange Ltd - average weekly	000 shares	16 838	20 672	24 400	20 384	23 472
	- average annual	%	69	51	62	54	45

(a)	Calculated as operating (loss)/profit after income tax attributable to members of the BHP Entity divided by the weighted
	average number of fully paid shares on issue for the year adjusted for bonus issue, excluding shares held by Beswick Group
	in years ended 1995 to 1998.
(b)	Calculated as operating (loss)/profit after income tax attributable to members of the BHP Entity, as a percentage of shareholders' equity attributable to members of the BHP Entity - at year end.

(c)	Calculated as operating (loss)/profit after income tax attributable to members of the BHP Entity, as a percentage of average capital employed,
	where average capital employed equals total shareholders' equity plus current and non-current borrowings (long term loans, redeemable preference shares and non recourse finance)
(d)	Calculated as operating (loss)/profit before borrowing costs and income tax expense, divided by total borrowing costs.
(e)	Calculated as operating (loss)/profit before depreciation, amortisation, borrowing costs and income tax expense, divided by total borrowing costs.
(f)	Calculated as total borrowings (current and non-current excluding finance leases, bank overdrafts and other) as a percentage of total borrowings and shareholders' equity.

(g)	Includes shares held by Beswick Group in 1995 to 1998 and partly paid shares.

BHP
Consolidated Profit and Loss Statement
In accordance with generally accepted accounting principles as applied in Australia.				Australian $ million
Years ended 31 December	1999	1998	1997	1996	1995
Operating revenue
Sales	18 713	20 535	21 334	20 350	18 187
Other revenue	2 375	2 324	2 730	1 524	457
	21 088	22 859	24 064	21 874	18 644
Operating profit including abnormal items,
before depreciation, amortisation and borrowing costs	890	1 812	3 995	4 613	4 456
deduct
Depreciation and amortisation	2 099	2 257	2 072	1 955	1 700
Borrowing costs	685	781	767	740	527
* Operating(loss)/profit before income tax	(1 894)	(1 226)	1 156	1 918	2 229
(add)/deduct
**Income tax (benefit)/expense including abnormal items, attributable
to operating result	(53)	399	733	876	1 059
Operating(loss)/profit after income tax	(1 841)	(1 625)	423	1 042	1 170
add/(deduct)
Outside equity interests in operating (profit)/loss after income tax	31	35	(13)	(68)	(161)
Operating(loss)/profit after income tax, attributable to members of the BHP Entity	(1 810)	(1 590)	410	974	1 009

Operating(loss)/profit after income tax attributable to members of the BHP entity comprises:
* Operating profit before abnormal items and income tax	1 456	1 617	2 271	2 161	2 771
** Income tax expense attributable to operating profit
before abnormal items	(620)	(703)	(864)	(914)	(1 031)
Operating profit after income tax before abnormal items	836	914	1 407	1 247	1 740
Outside equity interests in operating (profit)/loss after income tax before abnormal items	31	18	(13)	(68)	(161)
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	867	932	1 394	1 179	1 579
* Abnormal items included in operating result before
income tax (a)	(3 350)	(2 826)	(1 115)	(243)	(542)
**Abnormal income tax benefit/(expense)	673	304	131	38	(28)
Abnormal items after income tax (a)	(2 677)	(2 522)	(984)	(205)	(570)
Operating (loss)/profit after income tax, attributable to members of the BHP Entity	(1 810)	(1 590)	410	974	1 009
There were no extraordinary items during the five year period
(a) Excludes abnormal item attributable to outside equity interests in 1998 of $17 million (no tax effect).

BHP
Consolidated Balance Sheet
	Australian $million
As at 31 December	1999	1998	1997	1996	1995
ASSETS
Current assets
Cash	442	776	610	680	305
Receivables	2 528	3 507	2 836	2 853	2 143
Investments	152	277	265	215	324
Inventories	2 333	2 697	3 150	2 867	2 573
Other	232	279	352	320	240
Total current assets	5 687	7 536	7 213	6 935	5 585
Non-current assets
Receivables	189	426	588	577	986
Investments	668	812	784	2 388	2 164
Inventories	166	191	174	120	109
Property, plant and equipment	21 520	26 406	28 159	25 179	20 588
Intangibles	170	366	387	368	313
Other	1 659	2 096	1 628	1 119	890
Total non-current assets	24 372	30 297	31 720	29 751	25 050
Total assets	30 059	37 833	38 933	36 686	30 635
LIABILITIES
Current liabilities
Accounts payable	2 273	2 598	2 858	2 808	2 329
Borrowings	1 510	1 770	2 110	1 403	1 430
Provisions	1 439	1 491	1 502	1 464	1 277
Total current liabilities	5 222	5 859	6 470	5 675	5 036
Non-current liabilities
Accounts payable	32	32	45	87	88
Borrowings	8 735	12 782	12 212	12 099	8 084
Provisions	5 441	5 953	5 158	4 880	4 097
Total non-current liabilities	14 208	18 767	1 415	17 066	12 269
Total liabilities	19 430	24 626	23 885	22 741	17 305
Net assets	10 629	13 207	15 048	13 945	13 330
SHAREHOLDERS' EQUITY
Shareholders' equity
Attributable to members of the BHP Entity	9 982	14 200	13 317	12
Attributable to outside equity interests	647	801	848	628	608
Total shareholders' equity	10 629	13 207	15 048	13 945	13 330

BHP Consolidated Statement of Cash Flows
	Australian $million
Years ended 31 December	1999	1998	1997	1996	1995
Cash flows related to operating activities
Receipts from customers	19 544	19 793	21 399	20 145	18 346
Payments to suppliers, employees, etc	(15 004)	(16 187)	(16 602)	(15 467)	(13 601)
Dividends received	19	36	94	133	128
Interest received	132	176	148	126	125
Borrowing costs	(923)	(1 137)	(1 055)	(1 001)	(908)
Proceeds from gas sales contract price re-negotiation	231	708	-	-	-
Settlement of the Petroleum Resource Rent Tax issue	-	-	-	443	-
Other	204	304	(78)	327	265
Operating cash flows before income tax	4 203	3 693	3 906	4 706	4 355
Income taxes paid	(427)	(709)	(715)	(987)	(1 085)
Net operating cash flows	3 776	2 984	3 191	3 719	3 270
Cash flows related to investing activities
Fixed Asset expenditure	(1 474)	(3 185)	(3 971)	(4 055)	(3 289)
Investment expenditure	(261)	(172)	(176)	(3 260)	(216)
Exploration expenditure	(480)	(683)	(652)	(648)	(581)
Sale of fixed assets and investments	1 961	1 778	2 305	820	108
Net investing cash flows	(254)	(2 262)	(2 494)	(7 143)	(3 978)
Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	255	75	413	325	144
Proceeds from sale of employee share plan loans	-	110	-	300	-
Borrowings	1 566	3 225	1 786	7 096	1 762
Proceeds from issue or renegotiation of preference shares (a)	-	632	390	762	-
Repayment of borrowings	(5 011)	(3 510)	(3 235)	(4 543)	(1 202)
Redemption of preference shares (a)	-	632)	-	(33)	(55)
Dividends paid	(509)	(505)	(475)	(358)	(317)
Other	(60)	234	210	22	(86)
Net financing cash flows	(3 759)	(371)	(911)	3 571	246

Net (decrease)/increase in cash and cash equivalents	(237)	351	(214)	147	(462)
Cash and cash equivalents at beginning of year	786	394	554	431	876
Effect of foreign currency exchange rate changes on cash
and cash equivalents	(49)	41	54	(24)	17
Cash and cash equivalents at end of year	500	786	394	554	431

(a) Classified as borrowings.

BHP Segment Results (a)
Year ended 31 December 1999
Operating Revenue(b)				Operating Profit
				Australian $Million
				Operating profit before abnormal items(c)			Operating	Income	Abnormal	Operating profit including abnormals after tax
							profit before	tax	items
							abnormal	excluding	after
	Other				Dep'n & amort'n	Borrowing costs	items and	abnormal	income
Sales	revenue	Total					income tax(d)	items	tax(e)
8 229	385	8 614	Minerals	2 012	(898)	-	1 114	(451)	(2 947)	(2 284)
7 273	450	7 723	Steel	815	(460)	-	355	(113)	(42)	200
3 351	768	4 119	Petroleum	1 598	(681)	-	917	(342)	41	616
1 796	674	2 470	Services	135	(44)	-	91	(11)	178	258
-	49	49	Net unallocated interest	49	-	(685)	(636)	173	(4)	(467)
(255)	49	(206)	Group and unallocated items(f)	(369)	(16)	-	(385)	124	97	(164)
18 713	2 375	21 088	BHP Group	4 240	(2 099)	(685)	1 456	(620)	(2 677)	(1 841)
Year ended 31 December 1998
Operating Revenue(b)				Operating Profit
				Australian $Million
				Operating			Operating	Income	Abnormal	Operating
				profit			profit before	tax	items	profit
				before			abnormal	excluding	after	including
	Other			abnormal	Dep'n &	Borrowing	items and	abnormal	income	abnormals
Sales	revenue	Total		items(c)	amort'n	costs	income tax(d)	items	tax(g)	after tax
9 647	1 185	10 832	Minerals	2 565	(960)	-	1 605	(656)	(2 136)	(1 187)
8 066	209	8 275	Steel	1 119	(484)	-	635	(201)	(246)	188
3 439	521	3 960	Petroleum	1 505	(727)	-	778	(258)	(163)	357
2 196	250	2 446	Services	264	(69)	-	195	(48)	-	147
-	151	151	Net unallocated interest	151	-	(781)	(630)	126	-	(504)
(613)	8	(605)	Group and unallocated items(f)	(949)	(17)	-	(966)	334	6	(626)
20 535	2 324	22 859	BHP Group	4 655	(2 257)	(781)	1 617	(703)	(2 539)	(1 625)
Year ended 31 December 1997
Operating Revenue(b)				Operating Profit
				Australian $Million
				Operating			Operating	Income	Abnormal	Operating
				profit			profit before	tax	items	profit
				before			abnormal	excluding	after	including
	Other			abnormal	Dep'n &	Borrowing	items and	abnormal	income	abnormals
Sales	revenue	Total		items(c)	amort'n	costs	income tax(d)	items	tax(h)	after tax
8 666	185	8 851	Minerals	1 952	(820)	-	1 132	(398)	(739)	(5)
8 227	98	8 325	Steel	1 134	(465)	-	669	(210)	(220)	239
4 580	351	4 931	Petroleum	1 910	(714)	-	1 196	(442)	(124)	630
2 078	1 977	4 055	Services	225	(59)	-	166	(3)	99	262
-	121	121	Net unallocated interest	121	-	(767)	(646)	119	-	(527)
45	(2)	43	Group and unallocated items(f)	(232)	(14)	-	(246)	70	-	(176)
21 334	2 730	24 064	BHP Group	5 110	(2 072)	(767)	2 271	(864)	(984)	423

(a) Before outside equity interests.
(b) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(c) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(d) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(e) Tax expense/(benefit) on December 1999 abnormal items: Minerals $(448) million, Steel $(63) million, Petroleum $(50) million, Services $(6) million, Net unallocated interest $4 million and Group and unallocated items $(110) million.
(f) Includes consolidation adjustments and unallocated items.
(g) Tax expense/(benefit) on December 1998 abnormal items: Minerals $(286), Steel $(12) million, Petroleum $(9) million and Group and unallocated items $3 million.
(h) Tax expense/(benefit) on December 1997 abnormal items: Minerals $(19) and Steel $(112) million.

BHP Segment Results cont. (a)
Year ended 31 December 1996
Operating Revenue (b)				Operating Profit
				Australian $Million
				Operating			Operating	Income	Abnormal	Operating
				profit			profit before	tax	items	profit
				before			abnormal	excluding	after	including
	Other			abnormal	Dep'n &	Borrowing	items and	abnormal	income	abnormals
Sales	revenue	Total		items(c)	amort'n	costs	income tax(d)	items	tax(e)	after tax
8 232	354	8 586	Minerals	2 074	(756)	-	1 318	(497)	-	821
7 920	99	8 019	Steel	742	(483)	-	259	(52)	(222)	(15)
4 221	804	5 025	Petroleum	1 683	(647)	-	1 036	(477)	17	576
2 135	127	2 262	Services	232	(62)	-	170	(38)	-	132
-	129	129	Net unallocated interest	129	-	(740)	(611)	142	-	(469)
222	11	233	Group and unallocated items(f)	(4)	(7)	-	(11)	8	-	(3)
20 350	1 524	21 874	BHP Group	4 856	(1 955)	(740)	2 161	(914)	(205)	1 042
Year ended 31 December 1995
Operating Revenue(b)				Operating Profit
				Australian $Million
				Operating			Operating	Income	Abnormal	Operating
				profit			profit before	tax	items	profit
				before			abnormal	excluding	after	including
	Other			abnormal	Dep'n &	Borrowing	items and	abnormal	income	abnormals
Sales	revenue	Total		items (c)	amort'n	costs	income tax (d)	items	tax	after tax
6 675	162	6 837	Minerals	2 000	(521)	-	1 479	(567)	33	945
7 278	54	7 332	Steel	1 224	(442)	-	782	(204)	(33)	545
3 976	35	4 011	Petroleum	1 384	(673)	-	711	(272)	(21)	418
2 130	84	2 214	Services	182	(58)	-	124	(19)	(546)	(441)
-	117	117	Net unallocated interest	117	-	(527)	(410)	70	(3)	(343)
287	5	292	Group and unallocated items(f)	91	(6)	-	85	(39)	-	46
18 187	457	18 644	BHP Group	4 998	(1 700)	(527)	2 771	(1 031)	(570)	1 170

(a) Before outside equity interests.
(b)Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(c) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(d) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(e) Tax expense/(benefit) on December 1996 abnormal items: Steel $(114) million and Petroleum $76 million.
(f) Includes consolidation adjustments and unallocated items.
(g) Tax expense/(benefit) on December 1995 abnormal items: Minerals $(33) million, Steel $33 million, Petroleum $21 million, Services $4 million and Net unallocated interest $3 million.

BHP Business Results
		Australian $ Million
		Sales	Operating	Depreciation	Operating	Capital &	Net	Exploration
		revenue (a)	profit before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross (d)	Charged
			items (b)		items and				to profit
					income tax (c)
Year ended December 1999
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 386	624	133	491	68	1 976
	Coal	2 852	792	277	515	163	1 908
	Hot Briquetted Iron	53	(174)	11	(185)	227	1 609
	Manganese (e)	1	-	-	-	-	50
	Intra-divisional adjustment	(28)	(5)		(5)		(2)
		4 264	1 237	421	816	458	5 541
	Non Ferrous & Industrial Materials
	South America Copper	1 568	633	197	436	170	2 506
	Pacific Copper	627	133	102	31	9	639
	North America Copper (f)	999	(23)	49	(72)	79	(554)
	EKATI TM diamonds (g)	270	218	43	175	16	482
	Cannington silver-lead-zinc	411	128	62	66	15	517
	Other Businesses (h)	71	(23)	8	(31)	8	(57)
	Intra-divisional adjustment	(3)	2		2		1
		3 943	1 068	461	607	297	3 534
	Minerals Development	28	(208)	14	(222)	3	246
	Divisional Activities	(6)	(85)	2	(87)	(3)	(2)
		8 229	2 012	898	1 114	755	9 319	195	204
Steel
	Flat Products	2 207	260	141	81	1 846
	Coated Products	3 326	356	134	222	35	1 786
	Non core assets (i)	3 621	232	183	49	136	3 046
	Intra-divisional adjustment	(1 965)	7		7		(50)
	Divisional activities	84	(40)	2	(42)	(2)	(3)
		7 273	815	460	355	250	6 625	-	-
Petroleum (j)
	Bass Strait	1 431	782	175	608	238	823
	North West Shelf	662	467	79	389	75	1 193
	Liverpool Bay	336	236	151	86	29	457
	Other Businesses (k)	748	320	274	42	193	1 335
	Marketing activities	830	(4)	2	(5)	14	(4)
	Intra-divisional adjustment	(508)	-		-		-
	Divisional activities	(148)	(203)	-	(203)	-	4	285	186
		3 351	1 598	681	917	549	3 808	285	186
Services		1 796	135	44	91	26	93	-	-
Net Unallocated Interest		-	49	-	(636)	-	(9 237)	-	-
Group and unallocated items		(255)	(369)	16	(385)	90	21	-	-
BHP Group		18 713	4 240	2 099	1 456	1 670	10 629	480	390

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products and Tubemakers Water.
(j)	Petroleum sales revenue includes: Crude oil $2,021 million, Natural gas $423 million, LNG $320 million, LPG $218 million and Other $369 million.
(k)	Includes Hawaii operation which was sold in May 1998.

BHP Business Results
		Australian $ Million
		Sales	Operating	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	profit before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross(d)	Charged
			items (b)		items and				to profit
					income tax (c)
Year ended December 1998
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 718	922	143	779	140	1 699
	Coal	3 432	1 026	304	722	315	1 940
	Hot Briquetted Iron	-	18	1	17	605	1 964
	Manganese(e)	443	124	20	104	13	85
	Intra-divisional adjustment	(4)	1		1		(2)
		5 589	2 091	468	1 623	1 073	5 686
	Non Ferrous & Industrial Materials
	South America Copper	1 598	579	166	413	518	2 653
	Pacific Copper	762	145	96	49	20	770
	North America Copper (f)	1 305	89	145	(56)	166	1 202
	EKATITM diamonds (g)	-	16	-	16	134	597
	Cannington silver-lead-zinc	349	64	27	37	34	541
	Other Businesses (h)	66	(110)	34	(144)	21	493
	Intra-divisional adjustment	(65)	15		15		(6)
		4 015	798	468	330	893	6 250
	Minerals Development	51	(221)	22	(243)	6	334
	Divisional Activities	(8)	(103)	2	(105)	4	80
		9 647	2 565	960	1 605	1 976	12 350	273	217
Steel
	Flat Products	2 495	370	146	224	153	1 899
	Coated Products	3 536	460	144	316	67	2 207
	Non core assets (i)	4 166	330	192	138	255	3 375
	Intra-divisional adjustment	(2 264)	8		8		(53)
	Divisional activities	133	(49)	2	(51)	3	55
		8 066	1 119	484	635	478	7 483	-	-
Petroleum (j)
	Bass Strait	1 041	572	151	421	247	831
	North West Shelf	692	489	93	396	61	1 214
	Liverpool Bay	387	263	196	65	84	1 463
	Hawaii (k)	500	19	16	3	19	(46)
	Other Businesses	593	135	268	(130)	414	2 121
	Marketing activities	507	10	3	6	37	12
	Intra-divisional adjustment	(348)	-		-		-
	Divisional activities	67	17	-	17	-	36	410	227
		3 439	1 505	727	778	862	5 631	410	227
Services		2 196	264	69	195	31	466	-	-
Net Unallocated Interest		-	151	-	(630)	-	(12 860)	-	-
Group and unallocated items		(613)	(949)	17	(966)	58	137	-	-
BHP Group		20 535	4 655	2 257	1 617	3 405	13 207	683	444

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products and Tubemakers Water.
(j)	Petroleum sales revenue includes: Crude oil $1,382 million, Natural gas $365 million, LNG $339 million, LPG $158 million and Other $1,195 million.
(k)	Hawaii operation sold in May 1998.

BHP Business Results
	Australian $ Million
	Sales	Operating	Depreciation	Operating	Capital &	Net	Exploration
	revenue(a)	profit before	& amortisation	profit before	investment	Assets	(before tax)
		abnormal		abnormal	expenditure		Gross(d)	Charged
		items (b)		items and				to profit
				income tax (c)
Year ended December 1997
Minerals
Steelmaking and Energy Materials
Iron Ore	1 489	601	133	468	260	1 978
Coal	3 097	616	251	365	334	2 272
Hot Briquetted Iron	-	(2)	-	(2)	1 033	1 674
Manganese (e)	407	29	29	-	24	432
Intra-divisional adjustment	(2)	-		-		(2)
	4 991	1 244	413	831	1 651	6 354
Non Ferrous & Industrial Materials
South America Copper	1 759	843	132	711	248	2 275
Pacific Copper	368	47	53	(6)	28	866
North America Copper (f)	1 455	197	180	17	142	2 492
EKATITM diamonds (g)	-	11	-	11	156	418
Cannington silver-lead-zinc	-	4	4	-	328	549
Other Businesses (h)	33	(44)	18	(62)	77	924
Intra-divisional adjustment	(27)	6		6		(2)
	3 588	1 064	387	677	979	7 522
Minerals Development	94	(249)	18	(267)	34	329
Divisional Activities	(7)	(107)	2	(109)	4	(16)
	8 666	1 952	820	1 132	2 668	14 189	292	260
Steel
Flat Products	2 543	445	137	308	120	1 942
Coated Products	3 478	394	143	251	190	2 532
Non core assets (i)	4 235	373	180	193	303	3 426
Intra-divisional adjustment	(2 238)	14		14	(37)	(58)
Divisional activities	209	(92)	5	(97)	4	77
	8 227	1 134	465	669	580	7 919	1	-
Petroleum (j)
Bass Strait	1 503	817	150	667	204	635
North West Shelf	672	506	86	420	80	1 255
Liverpool Bay	360	268	151	117	37	1 406
Hawaii (k)	1 347	94	63	31	73	534
Other Businesses	791	313	261	52	365	1 765
Marketing activities	918	(24)	3	(27)	(3)	(9)
Intra-divisional adjustment	(1 013)	-		-		-
Divisional activities	2	(64)	-	(64)	(7)	35	359	286
	4 580	1 910	714	1 196	749	5 621	359	286
Services	2 078	225	59	166	48	383	-	-
Net Unallocated Interest	-	121	-	(646)	-	(13 193)	-	-
Group and unallocated items	45	(232)	14	(246)	13	129	-	-
BHP Group	21 334	5 110	2 072	2 271	4 058	15 048	652	546

(a) Sales revenues do not add to the BHP Group figure due to intersegment sales
(b) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d) Includes capitalised exploration.
(e) Principal manganese assets were sold in December 1998.
(f) North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g) Production at EKATI TM diamond mine commenced in October 1998.
(h) Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i) Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products and Tubemakers Water.
(j) Petroleum sales revenue includes: Crude oil $1,853 million, Natural gas $334 million, LNG $326 million, LPG $239 million and Other $1,828 million.
(k) Hawaii operation sold in May 1998.

BHP Business Results
		Australian $ Million
		Sales	Operating	Depreciation	Operating	Capital &	Net	Exploration
		revenue (a)	profit before	& amortisation	profit before	investment	Assets (d)	(before tax)
			abnormal		abnormal	expenditure		Gross(e)	Charged
			items (b)		items and				to profit
					income tax (c)
Year ended December 1996
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 287	509	139	370	353	1 935
	Coal	2 760	494	207	287	562	2 311
	Hot Briquetted Iron	-	-	-	-	547	568
	Manganese >(f)	377	92	28	64	27	483
	Intra-divisional adjustment	-	(3)		(3)		(3)
		4 424	1 092	374	718	1 489	5 294
	Non Ferrous & Industrial Materials
	South America Copper	1 583	825	96	729	126	1 674
	Pacific Copper	777	270	75	195	34	681
	North America Copper (g)	1 326	183	179	4	2 563	2 787
	EKATI TM diamonds (h)	-	4	-	4	26	229
	Cannington silver-lead-zinc	-	-	-	-	139	183
	Other Businesses (i)	12	-	2	(2)	183	669
	Intra-divisional adjustment	(21)	(6)		(6)		(4)
		3 677	1 276	352	924	3 071	6 219
	Minerals Development	139	(171)	28	(199)	62	279
	Divisional Activities	(8)	(123)	2	(125)	4	(21)
		8 232	2 074	756	1 318	4 626	11 771	259	259
Steel
	Flat Products	2 555	394	144	250	889	2 019
	Coated Products	3 401	187	124	63	278	2 474
	Non core assets (i)	3 533	191	205	(14)	613	3 290
	Intra-divisional adjustment	(2 068)	(37)		(37)		(69)
	Divisional activities	499	7	10	(3)	35	136
		7 920	742	483	259	1 815	7 850	2	-
Petroleum (k)
	Bass Strait	1 338	725	114	610	197	n/a
	North West Shelf	576	442	101	341	30	n/a
	Liverpool Bay	85	49	48	1	115	n/a
	Hawaii (l)	1 416	116	43	74	50	n/a
	Other Businesses	937	453	339	114	147	n/a
	Marketing activities	328	(25)	2	(27)	7	n/a
	Intra-divisional adjustment	(438)	-		-		n/a
	Divisional activities	(21)	(77)	-	(77)	8	n/a	387	294
		4 221	1 683	647	1 036	554	5 240	387	294
Services		2 135	232	62	170	151	2 048	-	-
Net Unallocated Interest		-	129	-	(611)	-	(13 122)	-	-
Group and unallocated items		222	(4)	7	(11)	56	158	-	-
BHP Group		20 350	4 856	1 955	2 161	7 202	13 945	648	553

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Data not available for Petroleum businesses.
(e)	Includes capitalised exploration.
(f)	Principal manganese assets were sold in December 1998.
(g)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(h)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products and Tubemakers Water.
(i)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(j)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products and Tubemakers Water.
(k)	Petroleum sales revenue includes: Crude oil $1,917 million, Natural gas $494 million, LNG $285 million, LPG $185 million and Other $1,340 million.
(l)	Hawaii operation sold in May 1998.

BHP Business Results
		Australian $ Million
		Sales	Operating	Depreciation	Operating	Capital &	Net	Exploration
		revenue (a)	profit before	& amortisation	profit before	investment	Assets (d)	(before tax)
			abnormal		abnormal	expenditure		Gross(e)	Charged
			items (b)		items and				to profit
					income tax (c)
Year ended December 1995
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 238	430	146	284	269	1 704
	Coal	2 543	484	182	302	351	1 953
	Hot Briquetted Iron	-	-	-	-	99	89
	Manganese (f)	397	126	29	97	29	448
	Intra-divisional adjustment	-	(1)		(1)		1
		4 178	1 039	357	682	748	4 195
	Non Ferrous & Industrial Materials
	South America Copper	1 013	602	54	548	361	1 214
	Pacific Copper	1 146	548	75	473	35	706
	North America Copper (g)	172	32	2	30	-	5
	Cannington silver-lead-zinc	-	-	-	-	7	53
	Other Businesses (h)	21	3	2	1	282	401
	Intra-divisional adjustment	-	-		-		1
		2 352	1 185	133	1 052	685	2 380
	Minerals Development	156	(115)	29	(144)	11	553
	Divisional Activities	(11)	(109)	2	(111)	6	(34)
		6 675	2 000	521	1 479	1 450	7 094	217	180
Steel
	Flat Products	2 687	604	136	468	434	1 833
	Coated Products	3 625	347	119	228	280	2 351
	Non core assets (i)	2 441	296	182	114	322	2 249
	Intra-divisional adjustment	(1 742)	11		11		(44)
	Divisional activities	267	(34)	5	(39)	8	259
		7 278	1 224	442	782	1 044	6 648	-	-
Petroleum (j)
	Bass Strait	1 341	701	109	591	227	n/a
	North West Shelf	437	318	107	211	117	n/a
	Liverpool Bay	-	-	-	-	397	n/a
	Hawaii (k)	1 417	62	42	20	57	n/a
	Other Businesses	922	376	415	(38)	133	n/a
	Marketing activities	-	(24)	-	(24)	-	n/a
	Intra-divisional adjustment	(136)	-		-		n/a
	Divisional activities	(5)	(49)	-	(49)	3	n/a	364	200
		3 976	1 384	673	711	934	5 969	364	200
Services		2 130	182	58	124	76	2 075	-	-
Net Unallocated Interest		-	117	-	(410)	-	(9 055)	-	-
Group and unallocated items		287	91	6	85	(3)	599	-	-
BHP Group		18 187	4 998	1 700	2 771	3 501	13 330	581	380

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Data not available for Petroleum businesses.
(e)	Includes capitalised exploration.
(f)	Principal manganese assets were sold in December 1998.
(g)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products and Tubemakers Water.
(j)	Petroleum sales revenue includes: Crude oil $1,665 million, Natural gas $459 million, LNG $277 million, LPG $172 million and Other $1,403 million.
(k)	Hawaii operation sold in May 1998.

BHP Production and Shipments

Years ended 31 December		1999	1998	1997	1996	1995
Minerals
Steelmaking and Energy Materials
Production
Iron Ore - Western Australia	('000 t)	49 512	57 883	54 506	52 099	46 764
Iron Ore - Brazil	('000 t)	5 778	5 664	4 689	4 441	4 601
Coal	('000 t)	54 746	52 594	54 526	48 748	43 743
HBI	('000 t)	319	-	-	-	-
Shipments
Iron Ore - Western Australia	('000 t)	49 510	53 709	54 388	50 804	48 710
Coal	('000 t)	52 700	54 229	54 259	49 537	46 308
HBI	('000 t)	287	-	-	-	-
Non Ferrous & Industrial Materials
Production
Copper in concentrate	('000 t)	819	891	915	808	504
Copper cathodes (SXEW)	('000 t)	110	52	48	227	17
Gold	('000 oz)	561 053	642 544	527 417	731 601	620 428
Silver in (lead) concentrate	('000 oz)	26 209	19 602	3 468	-	-
Lead in concentrate	(tonnes)	180 083	129 879	22 855	-	-
Zinc in concentrate	(tonnes)	56 186	38 849	4 115	-	-
Diamonds	('000 carats)	1 272	142	-	-	-
Shipments
Copper in concentrate	('000 t)	1 078	1 174	1 085	1 260	503
Copper cathodes (SXEW)	('000 t)	259	149	259	179	17
Gold	('000 oz)	832 826	917 624	600 200	814 824	571 736
Silver in concentrate	('000 oz)	25 467	21 981	-	-	-
Lead in concentrate	(tonnes)	174 889	146 629	-	-	-
Zinc in concentrate	(tonnes)	54 429	40 297	-	-	-
Steel
Production
Raw steel	('000 t)	7 888	8 662	8 688	8 436	8 528
Raw steel - Delta, Ohio USA	('000 t)	655	494	142	-	-
Marketable steel products	('000 t)	8 189	8 429	8 451	8 283	7 943
Marketable steel products - Delta, Ohio USA	('000 t)	641	484	137	-	-
Despatches
Steel despatches	('000 t)	8 265	8 479	8 406	8 321	7 981
Steel despatches - Delta, Ohio USA	('000 t)	639	467	132	-	-
Petroleum
Production
Crude oil & condensate	('000 bbl)	70 557	67 740	72 995	69 749	69 433
Natural gas	(bcf)	169	178	193	202	207
LNG	('000 t)	64	58	55	53	54
LPG	('000 t)	648	642	708	660	634
Ethane	('000 t)	75	88	105	97	100
Methanol	('000 t)	37	29	43	38	17
Figures include BHP share of production from joint ventures and entities in which BHP holds an investment or partnership interest, and 100% of production from controlled entities.